UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

COPART, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

217204106

(CUSIP Number of Class of Securities)

A. Jayson Adair

Chief Executive Officer

Copart, Inc.

14185 Dallas Parkway, Suite 300

Dallas, TX 75254

(972) 391-5000

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

Paul A. Styer

Senior Vice President, General Counsel and Secretary

Copart, Inc.

14185 Dallas Parkway, Suite 300

Dallas, TX 75254

(972) 391-5000

Copy to:

Robert F. Kornegay

Michael Occhiolini

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130-3002

Tel: (858) 350-2300

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$324,999,987.00	$32,727.50

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 8,333,333 shares of common stock at the tender offer price of $39.00 per share.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,727.50	Filing Party: Copart, Inc.
Form or Registration No.: 005-47299	Date Filed: November 24, 2015; December 24, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 4 TO SCHEDULE TO-I

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 24, 2015 by Copart, Inc., a Delaware corporation, as amended on November 25, 2015, December 4, 2015, and December 24, 2015 (the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 4, relates to the offer by Copart, Inc. to purchase up to 7,317,073 shares of its common stock, par value $0.0001 per share, at a price not greater than $41.00 nor less than $38.00 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 24, 2015 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended or supplemented from time to time, together constitute the “Offer”). The Offer expired at 5:00 p.m., New York City time, on Wednesday, December 23, 2015. This Amendment No. 4, as it amends and supplements the Schedule TO, is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended.

This Amendment No. 4 is filed to include the information set forth below and only those items amended are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on Schedule TO.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by inserting at the end thereof the following:

“The tender offer expired at 5:00 p.m., New York City time, on Wednesday, December 23, 2015. Based on the final count, we have been advised by the depositary that 11,781,596 shares of our common stock, were validly tendered and not withdrawn in the tender offer at or below a price of $39.00. We acquired 8,333,333 shares of our common stock at a purchase price of $39.00 per share for a total cost of approximately $325.0 million, excluding fees and expenses related to the tender offer. The 8,333,333 shares represent approximately 6.9% of the shares issued and outstanding. The shares purchased include the 7,317,073 shares we initially offered to purchase and 1,016,260 additional shares of our outstanding common stock that we have elected to purchase pursuant to our right to purchase up to an additional 2% of our outstanding shares.”

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following paragraph at the end thereof:

“On December 30, 2015, Copart issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., New York City time, on Wednesday, December 23, 2015. A copy of the press release is filed as Exhibit (a)(1)(I) to this Schedule TO and is incorporated herein by reference.”

Item 12.	Exhibits.

(a)(1)(A) **	Offer to Purchase dated November 24, 2015.

(a)(1)(B) **	Letter of Transmittal.

(a)(1)(C) **	Notice of Guaranteed Delivery.

(a)(1)(D) **	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 24, 2015.

(a)(1)(E) **	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 24, 2015.

(a)(1)(F) **	Press Release, dated November 24, 2015.

(a)(1)(G) **	Summary Advertisement, dated November 24, 2015.

(a)(1)(H) **	Press Release, dated December 24, 2015.

(a)(1)(I) *	Press Release, dated December 30, 2015.

(a)(5)(A) **	Pre-commencement press release issued by the Company on November 23, 2015.

(d)(1)	Copart Inc. 2001 Stock Option Plan (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on June 17, 2002).

(d)(2)	Form of Indemnification Agreement signed by executive officers and directors (incorporated by reference from Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed on October 1, 2012).

(d)(3)	Copart Inc. 2007 Equity Incentive Plan, as amended and restated, (“2007 EIP”) (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on January 9, 2014).

(d)(4)	Form of Performance Share Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(5)	Form of Restricted Stock Unit Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(6)	Form of Stock Option Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(7)	Form of Restricted Stock Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(8)	Copart, Inc. Executive Bonus Plan (incorporated by reference from Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on August 3, 2006).

(d)(9)	Form of Copart, Inc. Stand-Alone Stock Option Award Agreement for grant of options to purchase 2,000,000 shares of the Company’s common stock to each of Willis J. Johnson and A. Jayson Adair (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on June 12, 2009).

(d)(10)	Amended and Restated Stand-Alone Stock Option Award Agreement dated June 2, 2015, between the Company and A. Jayson Adair (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 4, 2015).

(d)(11)	Amended and Restated Stand-Alone Stock Option Award Agreement dated June 2, 2015, between the Company and Vincent W. Mitz (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 4, 2015).

(d)(12)	Amendment dated June 9, 2010 to Option Agreements dated June 6, 2001, October 21, 2002 and August 19, 2003 between the Company and Willis J. Johnson (incorporated by reference from Exhibit 10.17 to the Company’s Quarterly Report on Form 10-K filed on September 23, 2010).

(d)(13)	Amended and Restated Executive Officer Employment Agreement between the Company and William E. Franklin, dated September 25, 2008 (incorporated by reference from Exhibit No. 10.1 to the Quarterly Report on Form 10-Q filed on December 10, 2008).

(d)(14)	2014 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 5, 2014).

(d)(15)	Executive Officer Employment Agreement, effective January 4, 2016, between the Registrant and Jeffrey Liaw (incorporated by reference from Exhibit 10.26 of the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2015).

(d)(16) **	Executive Officer Employment Agreement, effective August 1, 2014, between the Company and Rama Prasad.

*	Filed herewith.
**	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 30, 2015	COPART, INC.

	By:	/s/ Paul A. Styer
Name: Paul A. Styer
Title: Senior Vice President, General Counsel, and Secretary

Exhibit Index

Exhibit No.	Description

(a)(1)(A) **	Offer to Purchase dated November 24, 2015.

(a)(1)(B) **	Letter of Transmittal.

(a)(1)(C) **	Notice of Guaranteed Delivery.

(a)(1)(D) **	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 24, 2015.

(a)(1)(E) **	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated November 24, 2015.

(a)(1)(F) **	Press Release, dated November 24, 2015.

(a)(1)(G) **	Summary Advertisement, dated November 24, 2015.

(a)(1)(H) **	Press Release, dated December 24, 2015.

(a)(1)(I) *	Press Release, dated December 30, 2015.

(a)(5)(A) **	Pre-commencement press release issued by the Company on November 23, 2015.

(d)(1)	Copart Inc. 2001 Stock Option Plan (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on June 17, 2002).

(d)(2)	Form of Indemnification Agreement signed by executive officers and directors (incorporated by reference from Exhibit 10.17 to the Company’s Annual Report on Form 10-K filed on October 1, 2012).

(d)(3)	Copart Inc. 2007 Equity Incentive Plan, as amended and restated, (“2007 EIP”) (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on January 9, 2014).

(d)(4)	Form of Performance Share Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(5)	Form of Restricted Stock Unit Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(6)	Form of Stock Option Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(7)	Form of Restricted Stock Award Agreement for use with 2007 EIP (incorporated by reference from Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on December 12, 2007).

(d)(8)	Copart, Inc. Executive Bonus Plan (incorporated by reference from Exhibit 10.13 to the Company’s Current Report on Form 8-K filed on August 3, 2006).

(d)(9)	Form of Copart, Inc. Stand-Alone Stock Option Award Agreement for grant of options to purchase 2,000,000 shares of the Company’s common stock to each of Willis J. Johnson and A. Jayson Adair (incorporated by reference from Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on June 12, 2009).

(d)(10)	Amended and Restated Stand-Alone Stock Option Award Agreement dated June 2, 2015, between the Company and A. Jayson Adair (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 4, 2015).

(d)(11)	Amended and Restated Stand-Alone Stock Option Award Agreement dated June 2, 2015, between the Company and Vincent W. Mitz (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 4, 2015).

(d)(12)	Amendment dated June 9, 2010 to Option Agreements dated June 6, 2001, October 21, 2002 and August 19, 2003 between the Company and Willis J. Johnson (incorporated by reference from Exhibit 10.17 to the Company’s Quarterly Report on Form 10-K filed on September 23, 2010).

(d)(13)	Amended and Restated Executive Officer Employment Agreement between the Company and William E. Franklin, dated September 25, 2008 (incorporated by reference from Exhibit No. 10.1 to the Quarterly Report on Form 10-Q filed on December 10, 2008).

(d)(14)	2014 Employee Stock Purchase Plan (incorporated by reference from Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on December 5, 2014).

(d)(15)	Executive Officer Employment Agreement, effective January 4, 2016, between the Registrant and Jeffrey Liaw (incorporated by reference from Exhibit 10.26 of the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2015).

(d)(16) **	Executive Officer Employment Agreement, effective August 1, 2014, between the Company and Rama Prasad.

*	Filed herewith.
**	Previously filed.